UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

UNIVAR INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91336L107

(CUSIP Number)

Univar N.V.

Attn: Henk Schop

Schouwburgplein 30-34

3012 CL

Rotterdam, The Netherlands

+31 10 275 78 40

With a copy to:

Sean P. Griffiths, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-3872

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336L107

1	Name of Reporting Persons Univar N.V.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,785,855

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,785,855

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,785,855

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person CO

CUSIP No. 91336L107

1	Name of Reporting Persons Ulysses Finance S.a r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,785,855

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,785,855

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,785,855

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person CO; HC

CUSIP No. 91336L107

1	Name of Reporting Persons Ulysses Luxembourg S.a r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,785,855

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,785,855

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,785,855

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person CO; HC

CUSIP No. 91336L107

1	Name of Reporting Persons Ulysses Participation S.a r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person CO; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity IV (AB) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity IV (CDE) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Tandem GP Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (A) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (B) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (C) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (D) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners IV (E) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners Tandem Fund (A) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners Tandem Fund (B) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN; HC

CUSIP No. 91336L107

1	Name of Reporting Persons CVC European Equity Partners Tandem Fund (C) L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN; HC

EXPLANATORY NOTE

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on July 1, 2015 and amended on June 7, 2016 (as amended from time to time, the “Schedule 13D”).  The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2.  The Schedule 13D is filed by the Reporting Persons as defined in Item 2(a) of the Original 13D.  The Schedule 13D relates to shares of common stock, par value $0.01 (the “Common Stock”), of Univar Inc., a Delaware corporation (the “Issuer”).

Item 4.  Purpose of Transaction

On August 18, 2016, the Stockholder sold 20,527,358 shares of Common Stock at a price of $19.00 in a registered offering (the “Offering”).  Certain of the Reporting Persons are party to the Fourth Amended and Restated Stockholders’ Agreement of Univar Inc. (the “Stockholders Agreement”) pursuant to which certain stockholders were granted registration rights and the right to nominate certain directors of the Issuer.  As a result of the Offering, Ulysses Participation, the Fund Partnerships and the General Partners will cease to beneficially own shares of Common Stock owned by Univar NV.  As a result, such persons will cease to have the right to nominate directors pursuant to the Stockholders Agreement.  As a result, all of the directors nominated by such persons will be required to offer their resignation.

Item 5.   Interest in Securities of the Issuer

(a), (b)    The Reporting Persons may be deemed to beneficially own in the aggregate 3,785,855 shares of Common Stock.  Based upon a total of 137,966,787 outstanding shares of Common Stock as of July 28, 2016, as reflected in the Issuer’s Form 10-Q filed on August 9, 2016, the Reporting Persons’ shares represent approximately 2.7% of the outstanding shares of Common Stock.

All 3,785,855 shares of Common Stock reported are directly owned by Univar N.V. (the “Stockholder”).  Ulysses Luxembourg and Ulysses Finance collectively own indirectly all of the equity interests of Univar N.V. and therefore may be deemed to beneficially own shares held by Univar N.V.

Prior to the Offering, Ulysses Participation owned a majority of the equity interests of each of Ulysses Luxembourg and Ulysses Finance and therefore may have been deemed to beneficially own shares held by each of them.  However, in connection with the closing of the Offering, Ulysses Participation will cease to own any equity interests in Ulysses Luxembourg and Ulysses Finance.

In connection with the closing of the Offering, the Fund Partnerships will cease to beneficially own shares of Common Stock owned by Univar N.V., which they may have previously beneficially owned by virtue of their collective ownership of all of the equity interests of Ulysses Participation

In connection with the closing of the Offering, the General Partners will cease to beneficially own shares held by Univar N.V., which they may have previously beneficially owned by virtue of being the general partners of one of the Limited Partnerships.

Each of the Reporting Persons (other than to the extent it directly holds securities reported herein) disclaims beneficial ownership of the securities held by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein.

(c)           On August 18, 2016, the Stockholder sold 20,527,358 shares of Common Stock at a price of $19.00 in a registered offering.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 and Item 5 above is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated:	August 19, 2016
UNIVAR N.V.

		By:	/s/ Henk Schop
			Name:	Henk Schop
			Title:	Director

ULYSSES LUXEMBOURG S.A R.L.

		By:	/s/ Emanuela Brero
			Name:	Emanuela Brero
			Title:	Director

ULYSSES FINANCE S.A R.L.

		By:	/s/ Emanuela Brero
			Name:	Emanuela Brero
			Title:	Director

ULYSSES PARTICIPATION S.A R.L.

		By:	/s/ Emanuela Brero
			Name:	Emanuela Brero
			Title:	Director

CVC EUROPEAN EQUITY IV (AB) LIMITED

		By:	/s/ Carl John Hansen
			Name:	Carl John Hansen
			Title:	Director

CVC EUROPEAN EQUITY IV (CDE) LIMITED

		By:	/s/ Carl John Hansen
			Name:	Carl John Hansen
			Title:	Director

CVC EUROPEAN EQUITY TANDEM GP LIMITED

		By:	/s/ Carl John Hansen
			Name:	Carl John Hansen
			Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (A) L.P.

By:	CVC European Equity IV (AB) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (B) L.P.

By:	CVC European Equity IV (AB) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (C) L.P.

By:	CVC European Equity IV (CDE) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (D) L.P.

By:	CVC European Equity IV (CDE) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS IV (E) L.P.

By:	CVC European Equity IV (CDE) Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS TANDEM FUND (A) L.P.

By:	CVC European Equity Tandem GP Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS TANDEM FUND (B) L.P.

By:	CVC European Equity Tandem GP Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS TANDEM FUND (C) L.P.

By:	CVC European Equity Tandem GP Limited, its general partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director